Cloopen Announced Formation of Independent Special Committee for Internal Investigation

BEIJING, May 3, 2022 /PRNewswire/ -- Cloopen Group Holding Limited (NYSE: RAAS) ("Cloopen" or the "Company") today announced that it has formed an independent special committee to investigate certain employee misconduct and transaction irregularities.

The Company's Board of Directors (the "Board") has formed an independent special committee (the "Special Committee") to oversee an internal investigation of the issues that were raised to the Board's attention by KPMG Huazhen LLP ("KPMG") as discussed below (the "Independent Investigation"). The Special Committee initially comprises three independent directors of the Board. The Special Committee has been empowered to retain independent advisors, including independent legal advisors and forensic accountants, in connection with the Independent Investigation.

During its audit of the Company's consolidated financial statements for the fiscal year ended December 31, 2021, KPMG raised to the Company's management certain misconduct of several employees of the Company, including fabricating certain documents. In addition, KPMG advised the Company that they identified irregularities relating to certain customers' transactions for previous years. The Company currently expects that the impact from such employee misconduct and transaction irregularities would be 5%-10% of the revenue for the three-month period ended June 30, 2021 and 15%-20% of the revenue for the three-month period ended September 30, 2021. These figures have not been independently verified by the Special Committee or its advisors and are subject to change as the Independent Investigation proceeds. The Company has not concluded on the potential implications on its consolidated financial statements of previous years. The Company will release additional information concerning the Independent Investigation in due course and is committed to taking appropriate measures to improve its internal controls.

On April 29, 2022, KPMG notified the Board of its resignation as the Company's independent registered public accounting firm. KPMG advised the Company, prior to its resignation, of the following material weaknesses:(1) insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S. GAAP and SEC reporting requirements; (2) lack of sufficient documented financial closing policies and procedures; and (3) insufficient authorization or review controls in the revenue and the purchase processes.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). The Company's mission is to enhance the daily communication experience and operational productivity for enterprises. The Company aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word "expects," "anticipates" and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company's forward-looking statements include, among other things, any changes to the Company's preliminary assessment of the financial impact disclosed in this press release, any anticipated financial results as a result of the Company's independent registered public accounting firm to be engaged to complete its audit of the Company's financial statements, the ability of the Company and its auditors to be engaged to confirm information or data identified in the review, the Company's ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company's filings with the SEC. Unless required by law, the

Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:
Cloopen Group Holding Limited
Investor Relations
Email: ir@yuntongxun.com

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